UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  December 9, 2010
By:      /s/ Jennifer J. Ting
                                                                                            Jennifer J. Ting
                                                                                            Secretary, Master Savings Plan Committee

The Procter & Gamble
Savings Plan

Financial Statements as of and for the
Years Ended June 30, 2010 and 2009, and
Supplemental Schedules as of and for the Year Ended June 30, 2010, and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2010 and 2009	3

Notes to Financial Statements as of and for the Years Ended June 30, 2010 and 2009	4-13

SUPPLEMENTAL SCHEDULES:	14

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2010	15

Form 5500, Schedule H, Part IV, Question 4a - Schedule of Delinquent Participant Contributions for the Year Ended June 30, 2010	16

     NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
        and Regulations for Reporting and Disclosure under the Employee Retirement Income
        Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble
Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2010, and (2) delinquent participant contributions for the year ended June 30, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
December 9, 2010

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2010 AND 2009

	2010	2009

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
Cash and cash equivalents	$ 147,424	$ 10,302
The Procter & Gamble Company common stock —
17,474,347 shares (cost, $714,122,571) at June 30, 2010;
8,873,942 shares (cost, $404,244,544) at June 30, 2009	1,048,111,339	453,458,421
The J.M. Smucker Company common stock —
45,863 shares (cost, $1,604,191) at June 30, 2010;
42,032 shares (cost, $1,284,412) at June 30, 2009	2,761,879	2,045,293
Mutual funds	59,400,624	27,532,601
Common collective trust funds	888,064,396	500,168,367
Loans to participants	26,758,435	10,659,114
J.P. Morgan Stable Value Fund	251,855,955	71,489,984

Total participant-directed investments — at fair value	2,277,100,052	1,065,364,082

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	2,277,100,052	1,065,364,082

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(3,291,500)	8,022,746

NET ASSETS AVAILABLE FOR BENEFITS	$ 2,273,808,552	$ 1,073,386,828

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$ 220,428,538	$ (225,168,874)
Net (depreciation) appreciation in contract value of investments	(205,308)	2,181,382
Interest	6,575,828	13,504,282
Dividends	28,056,054	14,421,832

Total investment income (loss) — net	254,855,112	(195,061,378)

CONTRIBUTIONS:
Employer contributions	20,500	61,910
Employee contributions	106,147,141	109,358,072
Employee rollovers	1,276,220	1,889,581

Total contributions	107,443,861	111,309,563

DEDUCTIONS:
Benefits paid to participants	150,358,098	58,814,311
Administrative expenses	1,355,739	1,368,000

Total deductions	151,713,837	60,182,311

NET INCREASE (DECREASE) IN NET ASSETS
PRIOR TO TRANSFER	210,585,136	(143,934,126)

TRANSFERS FROM OTHER QUALIFIED PLANS - net	989,836,588	-

NET INCREASE (DECREASE) IN NET ASSETS	1,200,421,724	(143,934,126)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,073,386,828	1,217,320,954

End of year	$ 2,273,808,552	$ 1,073,386,828

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a voluntary defined contribution plan, originally established effective March, 1990 as The Procter & Gamble Subsidiaries Savings Plan.  The Plan covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. Effective July 1, 2007, the Plan was amended and renamed to its current name. The Plan is now the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the fiscal year ended June 30, 2010, the Company approved resolutions stating that the collectively bargained participants remaining in The Gillette Company Employees’ Savings Plan, another plan sponsored by The Gillette Company, a subsidiary of the Company, residing in the United States (“Gillette Company Employees’ Savings Plan U.S. participants”) would become eligible to participate in the Plan with ongoing contributions by such participants to be maintained in the Plan effective August 3, 2009. The resolutions stated that the assets and all participant accounts belonging to the former Gillette Company Employees’ Savings Plan U.S. participants would transfer into the Plan. Effective September 4, 2009, such assets and participant accounts merged into the Plan totaling $980,645,680.

The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan.  During the fiscal year ended June 30, 2010, transfers from the Gillette ESOP to the Plan totaled $3,030,046.

In addition, during the fiscal year ended June 30, 2010, the Company approved resolutions that all participants in The Procter & Gamble 401(k) Profit Sharing Plan & Trust (the “P&G Cosmopolitan Plan”), formerly Cosmopolitan Inc. 401(k) Profit Sharing Plan & Trust, and all participants in The Procter & Gamble Prestige Products 401(k) Plan (the “Prestige Plan”), both other plans sponsored by subsidiaries of the Company, who had previously become eligible to participate in the Plan would have the assets and all participants accounts transfer into the Plan.  Effective June 10, 2010 for the P&G Cosmopolitan Plan and June 17, 2010 for the Prestige Plan, assets and participant accounts merged into the Plan in the amounts of $510,305 and $5,650,557, respectively.

 Contributions —Effective July 1, 2007, the Savings Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2010 and 2009, an additional $5,500  as a “catch-up” contribution in excess of the maximum 401(k) contributions of $16,500.

Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2010 and 2009 of $20,500 and $61,910, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution (effective July 1, 2007), an allocation of the Plan’s earnings or losses and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, common collective trust funds, a mutual fund, and an insurance investment contract as investment options for participants.

Vesting —Participants are 100% vested to the assets in their Plan accounts.   Effective July 1, 2007, eligible employees were allowed to make contributions to the Plan.  These contributions, like all employee contribution amounts, are 100% vested immediately.

Participant Loans — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock; in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.

A participant may withdraw any portion of after-tax contributions, which were derived from previously merged plans, once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period.

Account balances attributable to terminated employees are $850,116,907 and $280,409,664 as of June 30, 2010 and 2009, respectively.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker’s”). As a result of the spin-off, participants holding common stock received one share of Smucker’s stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker’s spin-off was allocated between the Company common stock held and the Smucker’s common stock received. Vested participants have the option of selling the Smucker’s common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker’s within the Plan. Participant dividends on Smucker’s stock are automatically invested in additional shares of Smucker’s stock.

Plan Amendment – The Company has the right to amend the Plan at any time.  However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, Smucker’s common stock, common collective trust funds, a mutual fund, and a stable value fund which includes investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker’s common stock is determined by published composite trading prices. Shares of the mutual fund are valued at quoted market prices, which represent the net assets value of shares held by the Plan at the measurement date. The common collective trust funds are stated at fair value as determined by the issuers of the common collective trust funds based on the fair market value of the underlying investments. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value as described below. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve. Loans to participants are valued at the outstanding loan balances which approximates fair value.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted —  The accounting standards initially adopted in the 2010 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. The adoption of this guidance is reflected in these financial statements.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended June 30, 2010.

New Accounting Standards to Be Adopted — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2010 and 2009.

	Fair Value Measurements at June 30, 2010, Using

	Quoted Prices in Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 147,424	$ -	$ -	$ 147,424
Common collective
trusts
-Equity	-	723,290,950	-	723,290,950
-Fixed income	-	164,773,446	-	164,773,446
Common stock	1,050,873,218	-	-	1,050,873,218
Mutual funds	59,400,624	-	-	59,400,624
Participant loans	-	-	26,758,435	26,758,435
Stable value fund	-	251,855,955	-	251,855,955
Total	$ 1,110,421,266	$ 1,139,920,351	$ 26,758,435	$ 2,277,100,052

	Fair Value Measurements at June 30, 2009, Using

	Quoted Prices in Active Markets for Identical	Significant Other Observable	Significant Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 10,302	$ -	$ -	$ 10,302
Common collective
trusts	-	500,168,367	-	500,168,367
Common stock	455,503,714	-	-	455,503,714
Mutual funds	27,532,601	-	-	27,532,601
Participant loans	-	-	10,659,114	10,659,114
Stable value fund	-	71,489,984	-	71,489,984
Total	$ 483,046,617	$ 571,658,351	$ 10,659,114	$ 1,065,364,082

The following tables present reconciliations of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3), for the years ended June 30, 2010 and 2009:

Fair Value
Measurements
Using Significant
Unobservable
Inputs (Level 3)

	June 30, 2010	June 30, 2009
Balance — beginning of year	$ 10,659,114	$ 8,231,570
New loans — net of repayments and distributions	16,099,321	2,427,544

Balance - end of year	$ 26,758,435	$ 10,659,114

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of June 30, 2010 and 2009, are as follows:

Description	2010	2009

*Company Common Stock	$ 1,048,111,339	$ 453,458,421
*J.P. Morgan Chase Bank Stable Income Bond Fund**	132,611,214	-
*J.P. Morgan Chase Bank Intermediate Bond Fund**	-	65,118,742
BlackRock World Equity Index Fund	179,199,701	104,217,015
BlackRock US Bond Index Fund	164,773,446	102,690,998
BlackRock Small Cap Equity Index Fund	157,220,158	100,984,410
BlackRock Large Cap Equity Index Fund	386,871,091	192,275,944

*Indicates party in interest
**Investment option added or removed during 2010 Plan year

During the years ended June 30, 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009
Net appreciation (depreciation) in fair value of:
Mutual fund	$ -	$ (101,782,888)
Common collective trust funds	75,049,904	(40,258,925)
Company common stock	144,814,355	(83,457,408)
Smucker's common stock	564,279	330,347

	$ 220,428,538	$ (225,168,874)

Net (depreciation) appreciation in contract value of JP
Morgan Stable Value Fund	$ (205,308)	$ 2,181,382

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan provides participants a self-managed stable value investment option ("Stable Value Fund") that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund is composed of a portfolio of U.S Government securities, corporate debt instruments and corporate stocks, owned by the Plan and an investment contract issued by insurance companies (the "issuers"), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the fund include current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:

Certain events may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may cause the Stable Value Fund to transact at less than contract value is not probable.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to approximate current market yields on a trailing basis.

	2010	2009

Average yields:
Based on annualized earnings (1)	2.40%	1.75%
Based on interest rate credited to participants (2)	1.82	1.67

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors.  J. P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee.  J. P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank.  J. P. Morgan Chase Bank is also the trustee of the Plan as defined by the Plan.  Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2010 and 2009, the Plan held 17,474,347 and 8,873,942 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $714,122,571 and $404,244,544, respectively. During the years ended June 30, 2010 and 2009, the Plan recorded dividend income on Company common stock of $27,987,602 and $14,150,221, respectively.

During the years ended June 30, 2010 and 2009, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $144,814,355 and $(83,457,408), respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.  However, the Company and the plan administrator have concluded that the Plan, as designed and operated, comply with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

On December 23, 2009, the Company remitted participant contributions of $1,250 and $583 to the trustee.  These deposits were due on August 28, 2009 and November 25, 2009, respectively.  The accounts of the respective participants were credited with the appropriate amount of investment income.  On October 11, 2010, the Company filed Form 5330 with the IRS and submitted a $2 excise tax payment on this matter.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2010 and 2009, to Form 5500:

	2010	2009

Net assets available for benefits per the financial
statements	$ 2,273,808,552	$ 1,073,386,828
Plus adjustment from contract value to fair value for
fully benefit-responsive investment contracts	3,291,500	(8,022,746)
Less certain deemed distributions of participant loans	(1,509,623)	(616,519)

Net assets available for benefits per the Form 5500	$ 2,275,590,429	$ 1,064,747,563

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2010, to Form 5500 net income:

Net increase in assets available for benefits per the financial
statements prior to transfer in	$ 210,585,136
Add adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2010	3,291,500
Add adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2009	8,022,746
Less certain deemed distributions of participant loans and
related interest	(561,058)

Net income per the Form 5500	$ 221,338,324

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2010, to Form 5500:

Net investment income per the financial statements	$ 254,855,112
Add adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2010	3,291,500
Add adjustment from contract value to fair value for fully
benefit-responsive investment contracts as of June 30, 2009	8,022,746
Add investment/management fees netted with investment return	288,028
Less interest on deemed distribution	(237,096)

Net investment income per the Form 5500	$ 266,220,290

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2010, to Form 5500:

Benefits paid to participants per the financial statements	$ (150,358,098)
Less current loan defaults	(405,559)
Plus current deemed distributions	81,597

Benefits paid to participants per the Form 5500	$ (150,682,060)

The following is a reconciliation of transfers from other qualified plans – net per the financial statements for the year ended June 30, 2010, to Form 5500:
Transfers from other qualified plans - net per the financial statements	$ 989,836,588
Less certain deemed distributions of participant loans transferred in	(332,046)

Transfers of assets to/from this plan per the Form 5500	$ 989,504,542

11.	SUBSEQUENT EVENT

For the year ended June 30, 2010, the Company has evaluated subsequent events for potential recognition and disclosure.

On September 2, 2010 the Company approved resolutions stating that all assets and participant accounts remaining in the HDS Cosmetics Lab, Inc. 401(k) Profit Sharing Plan and Trust and the Frederic Fekkai 401(k) Retirement Savings Plan, other plans sponsored by the Company, were to be transferred to the Plan with ongoing contributions by such participants to be maintained in the Plan effective November 1, 2010.

On June 17, 2010, the Company approved resolutions stating that all assets and participant accounts remaining in the Wella Employee Savings Plan (the “Wella Plan”), another plan sponsored by the Company, were to be transferred to the Plan on October 1, 2010, the effective date of the merger.  Participants in the Wella Plan had become eligible to contribute to the Plan effective January 1, 2009.

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF JUNE 30, 2010
EIN: 31-0411980
PLAN: 042

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
	Interest bearing cash		$ 147,424
*	The Procter & Gamble Company	Common stock	1,048,111,339
	The J.M. Smucker Company	Common stock	2,761,879
*	J.P. Morgan Funds	Prime Money Market Fund	59,400,624
	Common Collective Trust Fund:
	BlackRock	World Equity Index Fund	179,199,701
	BlackRock	US Bond Index Fund	164,773,446
	BlackRock	Small Cap Equity Index Fund	157,220,158
	BlackRock	Large Cap Equity Index Fund	386,871,091
*	J.P. Morgan Stable Value Fund:
	Cash		9,925
*	J.P. Morgan Chase Bank	Liquidity Fund	75,775,614
*	J.P. Morgan Chase Bank	Mortgage Private Placement Fund	23,493,457
*	J.P. Morgan Chase Bank	Stable Income Bond Fund	132,611,214
	Monumental Life Insurance Company,
	Bank of America, N.A., State
	Street Bank and Trust Company	Wrapper Contract	253,271
	Various issuers	Corporate Debt	19,712,474
*	Loans to participants	3,734 loans with maturities ranging from
		July 2010 to December 2019 and interest
		rates ranging from 4.25% to 9.25%	25,248,811

	TOTAL INVESTMENTS		$ 2,275,590,428

*	Denotes party-in-interest.

THE PROCTER & GAMBLE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JUNE 30, 2010
EIN: 31-0411980
PLAN: 042

	Total That Constitute Nonexempt Prohibited			Total Fully
	Transactions			Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
	Not	Corrected	Correction	PTE
Participant Contributions Transferred Late to the Plan	Corrected	Outside VFCP	in VFCP	2002-51

Check here if late participant loan contributions
are included	$ -	$ 1,833	$ -	$ -